Issuer Free Writing Prospectus dated July 12, 2016
Filed Pursuant to Rule 433
Relating to the Preliminary Prospectus Supplement dated July 12, 2016 and
Registration Statement No. 333-195747

This free writing prospectus relates only to the American Depositary Shares (each an "ADS" and, collectively, "ADSs") described below and should be read together with the preliminary prospectus supplement, subject to completion, dated July 12, 2016 (together with the prospectus included in the Registration Statement dated May 7, 2014, the "Preliminary Prospectus") of GW Pharmaceuticals plc (the "Company"), relating to a public offering of ADSs by the Company. To review a copy of the Preliminary Prospectus, click the following link: https://www.sec.gov/Archives/edgar/data/1351288/000114420416112638/v442883_424b5.htm

This free writing prospectus updates and supersedes the information in the Preliminary Prospectus to the extent that it is inconsistent with, or prepared based on assumptions that are inconsistent with, the information below. All references to captions correspond to the Preliminary Prospectus unless otherwise specified. The information in this free writing prospectus primarily relates to the determination of the initial offering price, the number of ADSs to be offered and changes to the net proceeds, dilution and capitalization sections of the Preliminary Prospectus. YOU SHOULD READ THIS FREE WRITING PROSPECTUS AND THE PRELIMINARY PROSPECTUS, INCLUDING THE SECTION ENTITLED "RISK FACTORS," CAREFULLY BEFORE DECIDING TO INVEST IN THE ADSs.

The Offering

Issuer:	GW Pharmaceuticals plc

Public Offering Price:	$90.00 per ADS

ADSs Offered by Us:	2,800,000

Option to Purchase Additional ADSs:	We have granted the underwriters an option to purchase up to an additional 420,000 ADSs from us within 30 days of the date of the final prospectus supplement.

American Depositary Shares:	The ADSs being sold represent ordinary shares of GW Pharmaceuticals plc. Each ADS represents an ownership interest in 12 of our ordinary shares. As an ADS holder, we will not treat you as one of our shareholders. The depositary bank, Citibank, N.A., will be the registered holder of the ordinary shares underlying your ADSs. You will have ADS holder rights as provided in the deposit agreement. To better understand the terms of the ADSs, you should carefully read the section in the Preliminary Prospectus entitled “Description of American Depositary Shares” and the deposit agreement referred to therein.

Investors in our ADSs will be able to trade our securities and receive distributions on them to the extent described in the section in the Preliminary Prospectus entitled “Description of American Depositary Shares”.

Depositary Bank:	Citibank, N.A.

ADSs Outstanding Before the Offering:	15,445,949

ADSs Outstanding After the Offering:	18,245,949 (or 18,665,949 if the underwriters’ option to purchase additional ADSs is exercised in full).

Ordinary Shares Outstanding After the Offering:	296,467,486 ordinary shares.

Use of Proceeds:	The Preliminary Prospectus has been updated to revise the "Use of Proceeds" section as set forth on Exhibit A.

Lock-up:	We have agreed with the underwriters, subject to certain exceptions, including, among others, with regards to sales by certain of our executive officers and directors, not to dispose of or hedge any of our ADSs or ordinary shares or securities that are convertible into or exchangeable for our ADSs or ordinary shares during the period from the date of the final prospectus supplement continuing through the date 90 days hereafter, except with the prior written consent of the underwriters. See the sections in the Preliminary Prospectus entitled “Underwriters” and “Risk Factors — Substantial future sales of our ordinary shares or the ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline”.

Risk Factors:	See “Risk Factors” beginning on page S-30 and the other information included in the Preliminary Prospectus for a discussion of risks you should carefully consider before deciding to invest in our ADSs.

NASDAQ Global Market Symbol:	“GWPH”

Capitalization:	The Preliminary Prospectus has been updated to revise the "Capitalization" section as set forth on Exhibit B.

Dilution:	The Preliminary Prospectus has been updated to revise the "Dilution" section as set forth on Exhibit C.

Unless otherwise indicated, all information in this free writing prospectus, including information relating to the number of ordinary shares to be outstanding immediately after the completion of this offering:

•	excludes 10,896,064 ordinary shares, issuable upon exercise of outstanding options under our equity compensation plans, as at March 31, 2016;

•	excludes 247,803 ordinary shares, issuable upon exercise of outstanding options granted to non-executive directors and consultants, other than under our equity compensation plans, as at March 31, 2016;

•	excludes 5,537,135 ordinary shares potentially issuable pursuant to future awards under our Long-Term Incentive Plan; and

•	assumes no exercise by the underwriters of their option to purchase up to 420,000 additional ADSs.

The Company has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the registration statement (including a prospectus and preliminary prospectus supplement) and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement by contacting Morgan Stanley & Co. LLC at 866-718-1649; BofA Merrill Lynch at 800-294-1322; or Goldman, Sachs & Co. at 866-471-2526.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

Exhibit A

USE OF PROCEEDS

We estimate that we will receive total net proceeds from this offering of approximately $237.5 million (or approximately £179.5 million at the rate at July 12, 2016 of $1.3232 to £1.00), based on the public offering price of $90.00 per ADS, or $273.1 million (or £206.4 million at the rate at July 12, 2016 of $1.3232 to £1.00) if the underwriters exercise their option to purchase additional ADSs in full, in each case after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us.

We intend to use the net proceeds we receive from this offering as follows:

•	approximately $75.0 million to fund pre-launch commercialization activities for Epidiolex;

•	approximately $30.0 million to fund further expansion of our Epidiolex manufacturing capability to meet anticipated medium and long-term demand;

•	approximately $25.0 million to fund manufacture of Epidiolex inventory in preparation for launch;

•	approximately $30.0 million to fund the expansion of the market opportunity for Epidiolex through clinical development of other orphan indications;

•	approximately $20.0 million to fund the advancement of other pipeline opportunities; and

•	the remainder for other general corporate purposes, including working capital.

The expected uses of the net proceeds we receive from this offering represent our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenses may vary significantly depending on numerous factors. Accordingly, we will have broad discretion over the uses of the net proceeds in this offering and investors will be relying on the judgment of our management regarding the application of the net proceeds. In addition, it is possible that the amount set forth above will not be sufficient for the purposes described above. Pending these uses, we intend to invest the net proceeds from this offering in short or medium term investments.

Exhibit B

CAPITALIZATION

The following table presents our total capitalization and cash and cash equivalents as at March 31, 2016:

•	on an actual basis; and

•

on a pro forma basis to give effect to the sale by us of 2,800,000 ADSs in this offering at the public offering price of $90.00 per ADS, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering and assuming no exercise of the option to purchase additional ADSs by the underwriters. Pro forma amounts that have been added to the actual amounts in the table below have been translated at the rate at July 12, 2016 of $1.3232 to £1.00.

	As at March 31, 2016
	Actual		Pro forma for the Offering
	(in thousands)
Cash and cash equivalents	$276,791	£192,684	$514,301	£372,181
Obligations under finance leases, including current maturities	$2,294	£1,597	$2,294	£1,597
Equity:
Share capital	$378	£263	$422	£297
Share premium account	$502,628	£349,898	$740,094	£529,361
Other reserves	$27,423	£19,090	$27,423	£19,090
Accumulated deficit	$(222,400)	£(154,821)	$(222,400)	£(154,821)
Total equity	$308,029	£214,430	$545,539	£394,927
Total capitalization	$310,323	£216,027	$547,833	£395,524

Exhibit C

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the public offering price per ordinary share underlying our ADSs is substantially in excess of the net tangible book value per ordinary share. Our net tangible book value as at March 31, 2016 was approximately $1.14 per ordinary share and $13.67 per ADS. Net tangible book value per share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the public offering price per ordinary share, which is $90.00 per ADS, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after March 31, 2016, other than to give effect to our sale of 2,800,000 ADSs offered in this offering at the public offering price of $90.00 per ADS after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as at March 31, 2016 would have been $1.81 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $21.74 per ADS. This represents an immediate increase in net tangible book value of $0.67 per ordinary share, or $8.07 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $5.69 per ordinary share, or $68.26 per ADS, to purchasers of ADSs in this offering. The following table presents this dilution to new investors purchasing ADSs in the offering:

As at March 31, 2016
(per ADS)
(in $)
Public offering price	90.00
Net tangible book value as at March 31, 2016(1)	13.67
Increase in net tangible book value attributable to new investors	8.07
As adjusted net tangible book value immediately after the offering	21.74
Dilution to new investors	68.26

(1)	Net tangible book value as at March 31, 2016, excludes a deferred tax asset of $0.9 million.

If the underwriters exercise in full their option to purchase up to 420,000 additional ADSs at the public offering price of $90.00 per ADS, the as adjusted net tangible book value after this offering would be $1.90 per ordinary share and $22.79 per ADS, representing an additional increase in net tangible book value of $0.09 per ordinary share and $1.05 per ADS to existing shareholders and additional dilution in net tangible book value of $0.09 per ordinary share and $1.05 per ADS to investors purchasing ADSs in this offering at the public offering price.